=============================================================================


               UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C.  20549

                                 ------------

                                  SCHEDULE TO
                                (RULE 14D-100)
                            TENDER OFFER STATEMENT
                      UNDER SECTION 14(D)(1) OR 13(E)(1)
                    OF THE SECURITIES EXCHANGE ACT OF 1934

                               AMENDMENT NO. 2

                                 ------------

                   BOISE CASCADE OFFICE PRODUCTS CORPORATION
                           (Name of Subject Company)

                           BOISE CASCADE CORPORATION
                        BOISE ACQUISITION CORPORATION
                      (Name of filing persons, Offerors)

                    Common Stock, par value $.01 per share
                        (Title of Class of Securities)

                                  097403 10 9
                     (CUSIP Number of Class of Securities)

                                ---------------

                               John W. Holleran
                            Senior Vice President
                                 P.O. Box 50
                             Boise, ID 83728-0001
                          Telephone: (208) 384-7702
                (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications
                            on Behalf of Bidders)

                                ---------------

                                   COPY TO:
                              Margaret A. Brown
                  Skadden, Arps, Slate, Meagher & Flom, LLP
                              One Beacon Street
                               Boston, MA 02108
                          Telephone: (617) 573-4800
                          Facsimile: (617) 573-4822



=============================================================================





      CALCULATION OF FILING FEE

=============================================================================
        Transaction Valuation*                   Amount of Filing Fee
        ----------------------                   --------------------
            $237,955,311                                  $47,591
=============================================================================

* Estimated for purposes of calculating the amount of the filing fee only. The filing fee calculation assumes the purchase of all 12,415,735 outstanding shares not owned by Boise Cascade Corporation at a purchase price of $16.50 per share. The transaction value also includes the offer price of $16.50 per share multiplied by the number of outstanding options, which is 2,005,798. The amount of the filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, equals 1/50th of one percent of the aggregate value of this transaction.

|X| Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.


Amount previously paid:  $47,591               Filing party: Boise Cascade Corporation and
                                                             Boise Acquisition Corporation
Form or registration no.: Schedule TO          Date filed:   March 22, 2000


|_| Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:
      |_|   third-party tender offer subject to Rule 14d-1.
      |X|   issuer tender offer subject to Rule 13e-4.
      |X|   going-private transaction subject to Rule 13e-3.
      |_|   Amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of a tender offer: |X|

      This Amendment No. 2 ("Amendment No. 2") amends and supplements the Tender Offer Statement on Schedule TO originally filed by Boise Cascade Corporation, a Delaware corporation ("Parent") and its wholly owned subsidiary, Boise Acquisition Corporation, a Delaware corporation ("Purchaser"), on March 22, 2000, as amended, relating to the tender offer to purchase all outstanding shares of common stock, par value $0.01 per share, of Boise Cascade Office Products Corporation (the "Company") not owned by Parent or Purchaser (the "Shares") at a price of $16.50 per Share, net to the seller in cash, without interest (the "Offer Price"), upon the terms and subject to the conditions set forth in the Offer to Purchase dated March 22, 2000 (the "Offer to Purchase"), and the related Letter of Transmittal (which, as may be amended from time to time, together constitute the "Offer"). Unless otherwise indicated herein, each capitalized term used but not defined herein shall have the meaning assigned to such term in the Schedule TO or in the Offer to Purchase.

      The Offer expired at 5:00 p.m., New York City time, on April 19, 2000. Based on the final count of Boise Cascade Corporation, Shareholder Services Department, the depositary for the Offer, approximately 11,921,355 Shares were validly tendered and not withdrawn (including Shares tendered pursuant to a guarantee of delivery), which together with shares of common stock of the Company already owned equal approximately 99% of the issued and outstanding shares of common stock of the Company. Purchaser has accepted for payment such tendered and not withdrawn Shares. In accordance with the terms of the Offer, Purchaser has instructed the depositary to pay promptly the Offer Price for each Share accepted for payment.

ITEM 11.  Additional Information.

      Item 11 is hereby amended and supplemented by incorporating by reference therein the press release issued on April 19, 2000, a copy of which is filed herewith as Exhibit (a)(1)(J) to the Schedule TO.

ITEM 12. Materials to be filed as Exhibits.

      Item 12 is hereby amended and supplemented by adding the following:

      (a)(1)(J) Press Release dated April 19, 2000.




                                 SIGNATURE

      After due inquiry and to the best of the undersigned's knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Date: April 20, 2000

                                    BOISE CASCADE CORPORATION


                                    By: /s/ John W. Holleran
                                        _______________________________
                                        Name:  John W. Holleran
                                        Title: Senior Vice President


                                    BOISE ACQUISITION CORPORATION



                                    By: /s/ Karen E. Gowland
                                        ________________________________
                                        Name:  Karen E. Gowland
                                        Title: Vice President and Secretary





                             INDEX TO EXHIBITS


EXHIBIT NO.
----------------------------------------------------------------------------

(a)(1)(J) Press Release dated April 19, 2000.